Following are slides used in a presentation by Jeff Rodek, Chairman and CEO of Hyperion Solutions Corporation, and Craig Brennan, CEO of Brio Software on September 3, 2003.	Filed by Hyperion Solutions Corporation Pursuant to Rule 425
Under the Securities Act of 1993
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: Brio Software, Inc.
Commission File No.: 000-23997

Hyperion/Brio Update Jeff Rodek, CEO, Hyperion Craig Brennan, CEO, Brio

Safe Harbor Statement During our presentation today, we may make projections or other forward-looking statements regarding future events or future performance for the company. We caution you that these statements are only predictions and actual events or results may differ materially. We refer you to the documents we file from time to time with the SEC, including Forms 10-K and 10-Q. These documents identify important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. The company does not undertake an obligation to update these forward- looking statements to reflect future events or circumstances.

Agenda: Extending our Lead in BPM Broadest interoperable offering of BPM solutions Expected to be quickly accretive to EPS Enthusiastic validation by customers and partners

Hyperion's Vision: Breakthrough Performance Everywhere Mission: To define and lead the Business Performance Management software category, and to create unprecedented value for our customers, shareholders, employees, and partners

What is Business Performance Management? Solutions that Enable organizations to Translate strategies into plans & Monitor execution Provide INSIGHT to improve financial & operational performance

What is Business Performance Management?

A Single Platform For Delivering Business Performance Management Hyperion Platform Business Performance Management Solutions Organization Products Customers Finances Scorecarding and Dashboards Modeling Planning Budgeting & Forecasting Financial Consolidation and Reporting Tailored Applications Developer Tools Core & Data Integration Services OLAP Query & Reporting Enterprise Reporting Performance Metrics ERP's DW SCM Legacy CRM

Business Performance Management: a multi-client study, June 2003 - META Group Not Applicable Other Favor ERP No Favoritism Favor Best of Breed East 20.4 1 22 30 23 slice 1 slice 2 slice 3 slice 4 slice 5 slice 6 1 22 23 30 24 1 Other 1% Not Applicable 24% No favoritism towards ERP or best of breed vendor 30% Favor ERP vendor's BPM solutions 22% Favor best of breed vendor's BPM solutions 23% 77% Not favoring ERP vendors for BPM solutions

Gartner's Corporate Performance Management Magic Quadrant: Best Execution Among Visionaries Definition: Methodologies, metrics, processes and systems used to monitor and manage the business performance of an enterprise Key Criteria: Support of management processes and breadth of scope Best Practices Integration of Applications Data Source Independency Connection to workflow and BI User self-deployment October 2002

Hyperion's Strategic Rationale for Brio Acquisition Strengthen competitive position and market leadership BI is a core foundation technology to BPM Capture customers early in the BPM adoption cycle Provides BPM solutions to all corners of the enterprise From board room to the front line Tens of thousands of users Personalized access to single version of the truth Drive adoption of BPM as an enterprise standard and position Hyperion as strategic vendor to IT

Why Hyperion Chose Brio? Shared vision Complementary products with minimal overlap Up-sell and cross-sell opportunity to 6,000 Hyperion and 10,000 Brio customers Organization and operational synergies Similar organizational structure Similar culture with headquarters proximity Common IT infrastructure Brio's products offer better overall user experience than Crystal's products

Why Brio Chose Hyperion? Shared vision on key market trends Complementary platforms, few redundancies Extension of BPM to create most competitive footprint Known entity - vision lock, cultural, partner, location Proven success outside of finance Proven quick time-to-value path to BPM Builds scale and critical mass Provides in-house relational expertise

Top Industry Analysts Praise Hyperion Acquisition of Brio "This acquisition will be highly beneficial to both companies, and give the combined company a very viable product line," said David Folger, vice president, Enterprise Analytics Strategies for META Group, July 2003. "With limited overlap, Brio brings to Hyperion dedicated product functionality in query and reporting to support its expanding performance management suite vision," writes John Hagerty, vice president AMR Research in the AMR Research Alert, July 25, 2003.

Complementary Business Performance Management Capabilities Planning & Modeling Consolidation & Reporting Scorecard OLAP Query & Reporting Analytical Applications Business Intelligence Business Performance Management Hyperion Brio End-to-end, fully-integrated BPM provider Enterprise Reporting KPI & Dashboards Hyperion

Brio Beyond Finance Financial Sales & Marketing Human Capital Supply Chain Operational BPM North Face uses Brio to optimize supply chain operations by analyzing profitability of more than 12,000 products and 2,000 customers Motorola's global HR community uses Brio to distribute the company's human resources reports worldwide Intuit marketing and customer service use Brio to measure customer satisfaction, sell through effectiveness to adjust their call center strategy BLM deployed Brio to 7,000 staff members to monitor performance, analyze budgets and financial information

Hyperion's Financial Metrics DSO FY03: 61 Days FY02: 80 Days Operating Margins FY03: 10% FY02: 4% Q1 FY01 Q2 FY01 Q3 FY01 Q4 FY01 Q1 FY02 Q2 FY02 Q3 FY02 Q4 FY02 Q1 FY03 Q2 FY03 Q3 FY03 Q4 FY03 East -0.08 -0.01 -0.03 0.01 0.02 0.04 0.04 0.06 0.11 0.09 0.1 0.1 West 30.6 38.6 34.6 31.6 North 45.9 46.9 45 43.9 Q1 FY01 Q2 FY01 Q3 FY01 Q4 FY01 Q1 FY02 Q2 FY02 Q3 FY02 Q4 FY02 Q1 FY03 Q2 FY03 Q3 FY03 Q4 FY03 East 106 101 105 101 93 80 74 73 61 62 55 64 West 30.6 38.6 34.6 31.6 North 45.9 46.9 45 43.9

Hyperion's Financial Metrics Cash 6/30/03: $417 M 6/30/02: $330 M EPS FY03: $.96 FY02: $.45 Q1 FY 02 Q2 FY 02 Q3 FY 02 Q4 FY 02 Q1 FY 03 Q2 FY03 Q3 FY 03 Q4 FY 03 Total net cash 193 210 221 249 272 302 339 367 Net cash flow from operations 26.029 17.544 17.343 22.852 26.153 14.527 32.165 15.268 North 45.9 46.9 45 43.9 FY01 FY02 FY03 East -0.95 0.45 0.96 West 30.6 38.6 34.6 North 45.9 46.9 45

Brio Key Financial Highlights Total revenues $102 m (TTM* as of June 30, 2003) License revenues $40 m (TTM as of June 30, 2003) First 6 months CY03 at roughly breakeven (pro forma) Cash flow positive with $7 m operating cash flow (TTM as of June 30, 2003) Conservative cost synergies of $12-15M annually Net cash balance of $27 m (as of June 30, 2003) * TTM = Trailing 12 months

Hyperion's Growth Potential After Brio Acquisition 15+% $528 $492 $510 (2%) 4% 10% 10%-15% +15%

Acquisition's Expected Future Financial Impact EPS accretion expectations 1 GAAP EPS accretive in calendar 2004 GAAP EPS accretive beginning in June 2004 quarter Cash EPS accretive beginning in March 2004 quarter 2 Significant scale increase - combined trailing 12-month revenues for both companies total $613M Will give more guidance on the first earnings call after transaction closes 1 Excludes impact of stock buyback 2 Excludes purchase accounting adjustments for amortization of intangibles and deferred revenue

Cash and investments $417 Less LT Debt (50) Less 1 qtr operating expenses (115) Available cash $252 Stock repurchase plan 1 (125) Cash paid to Brio shareholders (15) Expected available cash after stock repurchases 2 $112M 1 Value of the transaction at announcement $142M, less $15M cash, equals equity value of $127M 2 Excludes Brio's net cash balance of $27M Stock Repurchase Highlights ($m)

Integration Both companies continue to operate independently until close Integration planning underway Hyperion is selling Brio products standalone and bundled with Hyperion's products under OEM agreement At close, all functional business units will operate as one company Drive for organizational efficiencies & reduce redundancies Continue to market, sell & develop Brio product line, re-branded as Hyperion products Integration planning update press release & call later this month Closing subject to customary closing conditions including approval of Brio shareholders and applicable regulatory approvals

Product Integration Strong architectural compatibility among products Existing integration between Hyperion & Brio platforms (especially Brio Performance Suite 8 and Hyperion Essbase XTD) Technology partners since 1996 Phased product integration Integrate Brio BI tools with Hyperion applications Integrate Brio Metrics Builder with Hyperion platform Develop single suite for query, reporting and analysis against both relational and multidimensional data

Summary: Extending Our Lead in BPM Broadest interoperable offering of BPM solutions Expected to be quickly accretive to EPS Enthusiastic validation by customers and partners

Forward Looking Statements This communication contains forward-looking statements that involve risks and uncertainties concerning Hyperion's proposed acquisition of Brio Software, Hyperion's expected financial performance, as well as Hyperion's strategic and operational plans. Actual events or results may differ materially from those described in this communication due to a number of risks and uncertainties. The potential risks and uncertainties include, among others, the possibility that the transaction will not close, or that the closing may be delayed; the reaction of customers of Hyperion and Brio Software to the transaction; Hyperion's ability to successfully integrate Brio Software's operations and employees the introduction of new products by competitors or the entry of new competitors into the markets for Hyperion's and Brio Software's products; and economic and political conditions in the U.S. and abroad. More information about potential factors that could affect Hyperion's business and financial results is included in Hyperion's Annual Report on Form 10- K for the fiscal year ended June 30, 2003, including (without limitation) under the captions, "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations," and in other reports filed by Hyperion with the Securities and Exchange Commission (the "SEC") which are available at the SEC's website at www.sec.gov. For more information and additional risk factors regarding Brio Software, see the information under the captions "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" contained in Brio Software's Annual Report on Form 10-K for the fiscal year ended March 31, 2003, its Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2003 and in other reports filed by Brio Software with the SEC. Neither Hyperion nor Brio Software undertake any obligation to update these forward-looking statements to reflect events or circumstances after the date of this communication.

Additional Information about the proposed merger and where to find it Hyperion and Brio Software have filed with the SEC a proxy statement/prospectus and other relevant materials in connection with the proposed acquisition (the "Merger") of Brio Software by Hyperion, pursuant to the terms of an Agreement and Plan of Merger and Reorganization among Hyperion, T-Bird Acquisition, Inc., a wholly owned subsidiary of Hyperion, and Brio Software, Inc. The proxy statement/prospectus will be mailed to the stockholders of Brio Software. Investors and security holders of Brio Software are urged to read the proxy statement/prospectus and the other relevant materials when they become available because they will contain important information about Hyperion, Brio Software and the proposed Merger. The proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by Hyperion or Brio Software with the SEC, may be obtained free of charge at the SEC's web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by Hyperion by contacting Hyperion Investor Relations, 1344 Crossman Avenue, Sunnyvale, CA, 94089, telephone (408) 220-8769. Investors and security holders may obtain free copies of the documents filed with the SEC by Brio Software by contacting Brio Software Investor Relations, 4980 Great America Parkway, Santa Clara, CA 95054 (408) 496-7400. Investors and security holders of Brio Software are urged to read the proxy statement/prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the proposed Merger. Hyperion, Jeff Rodek, Hyperion's Chairman and Chief Executive Officer, and certain of Hyperion's other executive officers and directors may be deemed to be participants in the solicitation of proxies of Brio Software's stockholders in connection with the proposed merger. Investors and security holders may obtain more detailed information regarding the names, affiliations and interests of Mr. Rodek and certain of Hyperion's other executive officers and directors in the solicitation by reading the proxy statement/prospectus statement when it becomes available. Brio Software, Craig Brennan, Brio Software's President and Chief Executive Officer, and certain of Brio Software's other executive officers and directors may be deemed to be participants in the solicitation of proxies of Brio Software's stockholders in connection with the proposed merger. Such individuals may have interests in the proposed Merger, including as a result of holding options or shares of Brio Software common stock. Investors and security holders may obtain more detailed information regarding the names, affiliations and interests of Mr. Brennan and Brio Software's other executive officers and directors in the solicitation by reading the proxy statement/prospectus when it becomes available